RINO INTERNATIONAL CORPORATION
11 Youquan Road, Zhanqian Street, Jinzhou District, Dalian,
People’s Republic of China 116100
Tel: (011)-86-411-87661222

September 18, 2008

Attn: Brigitte Lippmann
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-701

Re:	RINO International Corporation (f/k/a Jade Mountain Corporation) Amendment No. 7 to Registration Statement on Form S-1 Filed September 18, 2008 File No. 333-147513

Dear Ms. Lippmann,

Reference is made to your comment letter dated September 9, 2008 (the “Comment Letter”) to RINO International Corporation (f/k/a Jade Mountain Corporation, the “Registrant” or the “Company”), relating to the subject registration statement (the “Registration Statement”). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

Re: Risk Factors

1.
We note your responses to comments 4 and 6 in our letter dated August 11, 2008. However, we note that you already have two risk factors relating to internal accounting controls. To provide information investors need to assess the magnitude of the risk, please briefly disclose in these risk factors that you have twice restated your financial statements in your Form 10-K.

Response: Please refer to the attached Amendment No. 7 to Form S-1 for revisions made in response to your comments.

Management's Discussion and Analysis, page 46 Results of Operations, page 55

2.
We note that your net sales increased by $25.2 million during the six months ended June 30, 2008 as compared to the six month-period ended June 30, 2007. Of this increase, $29.1 million relates to flue gas desulphurization. However, it does not appear that you have provided reasons for the increase in net sales. Please disclose and quantify the factor(s) that contributed to changes in sales during the periods presented. You should discuss the importance of your major and new customers in relation to your revenue growth. In addition, please expand your discussion of cost of sales to quantify the reasons for the increases, as well as the major drivers of your cost of sales. This comment also refers to your results of operations for the three months ended June 30, 2008 and June 30, 2007. See Item 303(A)(3) of Regulation S-K and Section 501 of the Codification of Financial Reporting Policies for guidance.

Response: Please refer to the attached Amendment No. 7 to Form S-1 for revisions made in response to your comments.

Consolidated Interim Financial Statements Note 21 — Escrow Accounts, page F-27

3.
We note that you recorded $5,832,960 of compensation expense during the six month period ended June 30, 2008 based on your conclusion that the release of the remaining escrow shares is more likely than not. Please explain to us how you determined that recording one-third of the total estimated compensation expense based on a more likely than not criteria is appropriate. Please cite the specific accounting literature you relied on.

Response: Management utilized FAS 5 Accounting for Contingencies and FASB Concept 6 Elements of Financial Statements to determine the appropriate accounting for accruing the liability associated with achieving the earnings target.

During the quarter ended June 30, 2008, management reviewed 2008 historical sales and projected orders and revenue for the remainder of 2008 and concluded it was more likely than not that the $28 million net income target would be met, and thus a liability should be recognized.  Next, management evaluated the period over which to allocate the fair value of the make good shares.  Management concluded that the first quarter’s net income of $5 million, a 28% shortfall of the $7 million net income needed quarterly to hit the earnings target, hurt the Company’s chance of hitting the net income target, and therefore, should not bear any of the costs of achieving the earnings target.  Next, management noted the significant growth in revenue achieved in the second quarter and considered that in conjunction with sales orders projected for the remainder of the year, and determined that the costs associated with achieving the earnings target (the fair value of the make good shares) better matched the periods when the revenue was and will be earned: the second through the fourth quarter.  Therefore, approximately one third of the cost was expensed in the 2nd quarter.

Exhibit 5.1 — Legal Opinion

4.	Please revise the legal opinion to reflect the company's name change and that the registration statement is on Form S-1.

Response: Please refer to Exhibit 5.1 to the attached Amendment No. 7 to Form S-1 for revisions made in response to your comments.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant acknowledges further that the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We believe that our answers provided in this response letter and the revisions made in the Amendment No. 7 to the Registration Statement on Form S-1 adequately responded to your comments in the Comment Letter. Should you have additional questions or comments, please do not hesitate to contact us at our address provided above. Your prompt attention is highly appreciated.

Very truly yours,

RINO INTERNATIONAL CORPORATION

By: /s/ Zou Dejun
_______________________________
Name: Zou Dejun
Title: Chief Executive Officer